03002468

3/3/03

VF 2-28-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50257

RECEIVED FEB 27 2003 WASH, D.C. 181 SECTION PROCESSING MAIL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tiffany Capital Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5625 N.W. 125th Ave.
(No. and Street)

Coral Springs (City) Florida (State) 33076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Cho, President (954) 344-7322
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLP
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

MAR 10 2003

OATH OR AFFIRMATION

I, Jay Cho . swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tiffany Capital Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

OFFICIAL NOTARY SEAL
ALEX FELDMAN
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NUMBER
CC 900456
MY COMMISSION EXPIRES
JAN. 6,2004

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIFFANY CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

INDEPENDENT AUDITORS' REPORT

Board of Directors
Tiffany Capital Corporation
Coral Springs, Florida

We have audited the accompanying statement of financial condition of Tiffany Capital Corporation as of December 31, 2002, and the related statements of loss, accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tiffany Capital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2002, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLP

February 3, 2003

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

TIFFANY CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	20,018
Furniture and computers, net of accumulated depreciation of $1,027		1,057
Deposits with clearing broker		5,000
	$	26,075

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	1,800
Accrued expenses		1,796
		3,596
Stockholder's equity:		
Common stock, no par value, authorized 1,000 shares, issued and outstanding 100 shares		86,552
Accumulated deficit		(64,073)
		22,479
	$	26,075

See notes to financial statements.

TIFFANY CAPITAL CORPORATION

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commission income	$ 93,408
Interest income	84
	93,492
Expenses:	
Clearing and communications	35,252
General and administrative	61,935
Depreciation	417
	97,604
Net loss	$ (4,112)

See notes to financial statements.

TIFFANY CAPITAL CORPORATION

STATEMENT OF CHANGES IN ACCUMULATED DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2002

Balance, January 1, 2002	$	59,961
Net loss		4,112
Balance, December 31, 2002	$	64,073

See notes to financial statements.

TIFFANY CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (4,112)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	417
Decrease in deposits	2,322
Total adjustments	2,739
Net cash used by operating activities and net decrease in cash and cash equivalents	(1,373)
Cash and cash equivalents at beginning of year	21,391
Cash and cash equivalents at end of year	$ 20,018

See notes to financial statements.

TIFFANY CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Tiffany Capital Corporation (the "Company") was incorporated in Florida on March 21, 1997 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company clears its trades through a third-party reintroducing broker agreement with Securities Service Network, Inc. on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Revenue recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded on the date of the transaction leading to the commission.

Furniture and computers:

Furniture and computers are stated at cost. The service lives for all furniture and computers have been estimated at 5 years and the straight-line method is used for depreciation purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

Cash and cash equivalents:

Cash and cash equivalents generally include cash in banks and money market funds.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company and its sole shareholder have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, federal income taxes have not been provided for in the 2002 financial statements.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

TIFFANY CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2002

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2002, the Company had excess net capital of $11,022 and a net capital ratio of .22 to 1.

3. Liabilities subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2002.

4. Supplemental disclosures of cash flow information:

Cash was paid during the year for:

Interest	None
Income taxes	None

TIFFANY CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

Net capital	
Total stockholder's equity	$ 22,479
Deductions:	
Nonallowable assets:	
Furniture and computers	(1,057)
Deposits with clearing broker	(5,000)
Haircut on securities	(400)
Net capital	$ 16,022
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part II FOCUS report	$ 16,019
Rounding	3
Net capital	$ 16,022

TIFFANY CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS

FOR THE YEAR ENDED DECEMBER 31, 2002

Aggregate indebtedness:		
Accounts payable	$	1,800
Accrued expenses		1,796
Total aggregate indebtedness	$	3,596

Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Tiffany Capital Corporation
Coral Springs, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Tiffany Capital Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the Securities Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 3, 2003